Scott E. Bartel 633 West 5th Street, Suite 4000 Los Angeles, California 90071 Scott.Bartel@lewisbrisbois.com Direct: 213.358.6174

August 20, 2021

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	ALLARITY THERAPEUTICS, INC. Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Allarity Therapeutics, Inc., a Delaware corporation (the “Company”), we are filing this registration statement on Form S-4 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) relating to the proposed Recapitalization Share Exchange involving Allarity Therapeutics A/S, an Aktieselskab organized under the laws of Denmark, (“Allarity A/S”) with shares listed on the Nasdaq First North Growth Market in Stockholm Sweden. The Company is currently a “business combination related shell company” with no asset or operations which was formed for the sole purpose of completing the Recapitalization Share Exchange. Consequently, pursuant to the Division of Corporation Finance’s Financial Reporting Manual, (Section 1160.1), only the financial statements of Allarity A/S have been included in the Registration Statement.

If you have any questions or comments concerning the Registration Statement or require any additional information, please do not hesitate to contact me at scott.bartel@lewisbrisbois.com, (213) 358-6174, or my partners Daniel Eng at daniel.eng@lewisbrisbois, (415) 262-8508, or Deborah Seo at deborah.seo@lewisbrisbois.com, (916) 646-8289.

Best regards,

/s/ Scott E. Bartel
Scott E. Bartel of
LEWIS BRISBOIS BISGAARD & SMITH llp

SEB:dh

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